UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 3

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

1.  Name and Address of Reporting Person

    Kingdon Capital Management Corporation
    152 West 57th Street
    New York, New York 10019

2.  Date of Event Requiring Statement (Month/Day/Year)

    November 26, 1997

3.  IRS Number of Reporting Person
    (Voluntary)

4.  Issuer Name and Ticker or Trading Symbol

    Global Pharmaceutical Corporation (GLPC)

5. Relationship of Reporting Person(s) to Issuer (Check all applicable)

    ( ) Director (X) 10% Owner ( ) Officer (give title below) ( ) Other
    (specify below)

6.  If Amendment, Date of Original (Month/Day/Year)

7.  Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

     Table I -- Non-Derivative Securities Beneficially Owned

1. Title of Security 2. Amount of    3. Ownership     4. Nature of Indirect
                        Securities      Form:            Beneficial Ownership
                        Beneficially    Direct(D) or
                        Owned           Indirect(I)

            Table II -- Derivative Securities Beneficially Owned

1.Title of     2.Date Exer-    3.Title and Amount     4. Conver-      5. Ownership     6. Nature of
  Derivative     cisable and     of Securities           sion or         Form of          Indirect
  Security       Expiration      Underlying              Exercise        Derivative       Beneficial
                 Date            Derivative Security     Price of        Security:
                 Ownership
                 (Month/Day/      ---------------        Deri-           Direct(D) or
                 Year)           Title   Amount or       vative          Indirect (I)
               ---------------           Number of       Security
               Date    Expira-           Shares
               Exer-   tion
               cisable Date

Class B        Immed.   ---     Common   1,454,545*                      (I)           General
Preferred                       Stock                                                  Partner
                                                                                       or Investment
                                                                                       Manager





Explanation of Responses:

* The Reporting Person disclaims beneficial ownership of these securities except to the extent of its pecuniary interest therein.

SIGNATURE OF REPORTING PERSON

KINGDON CAPITAL MANAGEMENT CORPORATION

By: /s/ Peter J. Cobos
___________________________
    Peter J. Cobos
    Controller

DATE:
March 18, 1998









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